Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended February 28, 2022

Filed: April 14, 2022

PLATINUM GROUP METALS LTD. Consolidated Statements of Financial Position (in thousands of United States Dollars)
	February 28, 2022	August 31, 2021
ASSETS

Current
Cash	$9,583	$6,059
ATM Offering proceeds receivable (Note 7)	78	213
Amounts receivable	247	263
Prepaid expenses	179	71
Total current assets	10,087	6,606

Performance bonds and other assets	184	170
Mineral Properties and Exploration Assets (Note 3)	43,192	43,953
Property, plant and equipment	396	470
Total assets	$53,859	$51,199

LIABILITIES
Current
Accounts payable and accrued liabilities	$921	$2,463
Loan payable (Note 5)	-	9,088
Convertible Notes (Note 6)	-	18,716
Total current liabilities	921	30,267

Asset Retirement Obligation	100	106
Share based liabilities	1,039	1,223
Lease liability	88	130
Total liabilities	$2,148	$31,726

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$929,539	$890,783
Contributed surplus	31,278	30,102
Accumulated other comprehensive loss	(161,622)	(159,226)
Deficit	(765,949)	(759,771)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	33,246	1,888

Non-controlling interest	18,465	17,585
Total shareholders' equity	51,711	19,473
Total liabilities and shareholders' equity	$53,859	$51,199

Contingencies and Commitments (Note 9)

Approved by the Board of Directors and authorized for issue on April 14, 2022

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.
2

PLATINUM GROUP METALS LTD.

Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended		Six months ended
	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021

Expenses
General and administrative	$1,139	$1,109	$2,440	$1,942
Interest	584	1,217	1,650	2,524
Foreign exchange (gain) loss	(85)	(574)	59	(673)
Share of joint venture expenditures - Lion Battery (Note 4)	253	343	253	343
Stock compensation expense (Note 7)	601	1,167	1,284	1,607
	$2,492	$3,262	$5,686	$5,743
Other Income
Loss on fair value derivatives & other instruments	$(12)	$550	$(12)	$558
Write-off due to prospecting right closures (Note 3)	223	-	223	-
Loss on early repayment of debt and Convertible Notes	(43)	201	104	300
Net finance income	(26)	(24)	(51)	(48)
Loss for the period	$2,634	$3,989	$5,950	$6,553

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(1,327)	(175)	2,396	(3,325)

Comprehensive loss for the period	$1,307	$3,814	$8,346	$3,228

Net Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$2,634	$3,989	$5,950	$6,553
	$2,634	$3,989	$5,950	$6,553

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,307	$3,814	$8,346	$3,228
	$1,307	$3,814	$8,346	$3,228

Basic and diluted loss per common share	$0.03	$0.06	$0.07	$0.09

Weighted average number of common shares outstanding:
Basic and diluted	83,953,315	71,517,800	80,393,761	69,417,398

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD. Consolidated Statements of Changes in Equity (in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2020	64,095,073	$861,890	$28,278	$(164,124)	$(746,313)	$(20,269)	$16,126	$(4,143)
Stock based compensation	-	-	1,314	-	-	1,314	-	1,314
Restricted share units redeemed	92,885	103	(196)	-	-	(93)	-	(93)
Share options exercised	430,680	1,115	(447)	-	-	668	-	668
Share issuance - financing	9,339,276	25,325	-	-	-	25,325	-	25,325
Share issuance costs	-	(1,186)	-	-	-	(1,186)	-	(1,186)
Contributions of Waterberg JV Co.	-	-	-	-	(68)	(68)	257	189
Foreign currency translation adjustment	-	-	-	3,325	-	3,325	-	3,325
Net loss for the period	-	-	-	-	(6,553)	(6,553)	-	(6,553)
Balance February 28, 2021	73,957,914	$887,247	$28,949	$(160,799)	$(752,934)	$2,463	$16,383	$18,846
Stock based compensation	-		1,607	-	-	1,607	-	1,607
Restricted share units redeemed	28,783	86	(86)	-	-	-	-	-
Share options exercised	412,863	1,186	(368)	-	-	818	-	818
Share issuance - financing	871,566	2,624	-	-	-	2,624	-	2,624
Share issuance costs	-	(360)	-	-	-	(360)	-	(360)
Contributions of Waterberg JV Co.	-	-	-	-	(327)	(327)	1,202	875
Foreign currency translation adjustment	-	-	-	1,573	-	1,573	-	1,573
Net loss for the period	-	-	-	-	(6,510)	(6,510)	-	(6,510)
Balance August 31, 2021	75,271,126	890,783	30,102	(159,226)	(759,771)	1,888	17,585	19,473
Stock based compensation	-	-	1,686	-	-	1,686	-	1,686
Restricted Share Units redeemed	164,348	500	(500)	-	-	-	-	-
Share options exercised	10,000	32	(10)	-	-	22	-	22
Share issuance - financing	8,997,357	19,793	-	-	-	19,793	-	19,793
Shares issued to repay convertible debt	11,793,509	18,941	-	-	-	18,941		18,941
Share issuance costs	-	(510)	-	-	-	(510)	-	(510)
Contributions of Waterberg JV Co.	-	-	-	-	(228)	(228)	880	652
Foreign currency translation adjustment	-	-	-	(2,396)	-	(2,396)	-	(2,396)
Net loss for the period	-	-	-	-	(5,950)	(5,950)	-	(5,950)
Balance February 28, 2022	96,236,340	929,539	31,278	(161,622)	(765,949)	33,246	18,465	51,711

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the period ended
	February 28, 2022	February 28, 2021

OPERATING ACTIVITIES
Loss for the period	$(5,950)	$(6,553)

Add items not affecting cash / adjustments:
Depreciation	46	61
Interest expense	1,650	2,524
Unrealized foreign exchange (loss)	221	(3)
Loss on fair value of derivatives and other instruments	(12)	558
Loss on repayment of debt and Convertible Notes	104	300
Stock compensation expense	1,284	1,607
Share of joint venture expenditures	253	343
Directors' fees paid in deferred share units	79	75
Write-off costs associated with prospecting right closures (Note 3)	223	-
Net change in non-cash working capital (Note 10)	(463)	(2,938)
	$(2,565)	$(4,026)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$19,928	$25,325
Equity issuance costs	(510)	(1,186)
Cash received from option exercises	21	668
Sprott Facility principal repayments	(9,400)	(8,670)
Sprott Facility interest paid	(293)	(982)
Convertible note interest paid	(826)	(693)
Costs associated with repayment of debt and Convertible Notes	(96)	-
Lease payments made	(45)	(45)
Share unit cash settlement	-	(191)
Cash received from Waterberg partners	226	665
	$9,005	$14,891

INVESTING ACTIVITIES
Performance bonds	$(24)	$(23)
Investment in Lion	(253)	(350)
Expenditures incurred on Waterberg Project	(2,587)	(1,403)
	$(2,864)	$(1,776)

Net increase in cash	3,576	9,089
Effect of foreign exchange on cash	(52)	(610)
Cash, beginning of period	6,059	1,308

Cash end of period	$9,583	$9,787

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1.           NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American LLC ("NYSE American") in the United States. The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures as at February 28, 2022 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		February 28, 2022	August 31, 2021

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	53.70%	53.70%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

Liquidity

During the period ended February 28, 2022, the Company incurred a loss of $6.0 million, used cash of $2.6 million in operating activities and at period end had cash of $9.6 million and working capital of $9.2 million. During the current quarter, the Company repaid both the Sprott Facility (as defined below) and Convertible Notes.  Subsequent to period end the Company has issued a further 2,447,718 common shares at an average price of US$2.38, pursuant to the ATM offering for gross proceeds of $5.8 million.  The Company contemplates that it will be able to settle is liabilities in the normal course as they come due for at least twelve months from the date of filing of these consolidated financial statements.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 Coronavirus a global pandemic. The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. Since March 2020, the pandemic has continued in waves and the emergence of the Omicron variant in late November 2021 caused a resurgence in new infections during the period. Related negative public health developments have again adversely affected workforces, economies and financial markets globally, resulting in continued economic uncertainty. Although to date the Company has not experienced a direct material adverse effect due to the pandemic, it is not possible for the Company to predict the duration or magnitude of the possible adverse results of the pandemic and its effects on the Company's business or ability to raise funds. The Company and Waterberg JV Resources (Pty) Ltd. have implemented a range of COVID-19 safety measures and monitoring procedures consistent with Canadian and South African directives.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies that are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2021.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate: R15.4326 (August 31, 2021 R14.5241)

Period average rate: R15.2689 (February 28, 2021 R15.5977)

CAD/USD

Period-end rate: C$1.2698 (August 31, 2021 C$1.2617)

Period average rate: C$1.2634 (February 28, 2021 C$1.2962)

3.           MINERAL PROPERTY and EXPLORATION AND EVALUATION ASSETS

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex. During the previous fiscal year, the Waterberg Project was granted its mining right (the "Waterberg Mining Right") and as a result the Company reclassified the Waterberg Project from being an Exploration and Evaluation Asset to a Development Asset.

Total capitalized costs for the Waterberg Project are as follows:

Balance, August 31, 2020	$34,939
Additions	3,745
Recoveries from 100% Implats funded implementation budget	(229)
Foreign exchange movement	5,498
Balance August 31, 2021	$43,953
Additions	1,937
Write-off costs associated with prospecting right closures	(223)
Foreign exchange movement	(2,475)
Balance February 28, 2022	43,192

Waterberg Project

At February 28, 2022, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 66,003 hectares, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane. Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right. A further 40,983 hectares are covered by active prospecting rights and 4,488 hectares of rights under application. On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares are held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be closed. After the prospecting right closures described above are filed and effective, the project area will cover 29,227 hectares, being comprised of a granted mining right for 20,532 hectares, 4,207 hectares in active prospecting rights and 4,488 hectares of rights under application. Capitalized costs of $223 associated with the prospecting right closures have been written off.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On March 5, 2021 and subsequently the Company received three notices of appeal to the January 28, 2021 decision of the South African Department of Mineral Resources and Energy ("DMR") granting the Waterberg Mining Right filed by appellants from local communities. One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment to refuse condonation for the late filing of an appeal against the grant of an environmental authorization for the mine in November 2020. On July 30, 2021, Waterberg JV Co. received a restraint application filed in the High Court of South Africa by a group claiming to represent individuals located near planned surface infrastructure. On November 30, 2021, the actual host community where the planned infrastructure is to be located filed an application to join as a respondent to the restraint application. In their affidavit the host community documented their support for the Waterberg Project. Waterberg JV Co. has filed answering affidavits and is opposing all court applications and all appeals received with respect to the Waterberg Mining Right. A time frame for the hearing of court applications or the settlement of appeals is uncertain. The required court submissions in response to Waterberg JV Co.'s affidavits have not been filed by the various applicants. The Waterberg Mining Right currently remains active, was notarially executed by the DMR on April 13, 2021 and was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%. Later, in March 2020 and after the Implats Transaction (defined below), in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

Implats Transaction

On November 6, 2017, the Company and JOGMEC closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats") purchased an aggregate 15.0% equity interest in Waterberg JV Co for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes an offtake agreement with a third party. JOGMEC or its nominee retains a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic. Implats currently retains a 15.0% participating Waterberg Project interest and the Offtake ROFR. The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project while Mnombo retains a 26.0% direct interest, JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement"). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($7.0 million at February 28, 2022). The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.7 million at February 28, 2022 ($7.4 million - August 31, 2021).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment, all project prospecting rights were to be combined and contributed into the newly created operating company Waterberg JV Co. On August 3, 2017, the Company received Section 11 transfer approval from the DMR and title to all the Waterberg prospecting rights were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To February 28, 2022, an aggregate total of $80.1 million has been funded by all parties on exploration and engineering on the Waterberg Project. Up until the Waterberg property was transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

4.           LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019 with the objective to research new lithium battery technology utilizing platinum and palladium. The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered into investment, shareholder and research agreements to facilitate Lion's objectives. The Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be intended for the commercialization of the technology developed as well as general and administrative expenses, subject to certain conditions. On July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.726 million, to a total of up to $6.726 million, in order to allow the acceleration of certain research and commercialization activities. All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share. In June 2020, the Company and Amplats each invested $350 as a second tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share. In February 2021, the Company and Amplats each invested $350 as a third tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share. In February 2022, the Company and Amplats each invested $250 as the first part of a fourth tranche of funding. At February 28, 2022, the Company owned approximately a 53.7% interest in Lion.

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years. On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million. The first tranche to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019. Research work commenced at FIU during September 2019. During calendar 2020 FIU completed the first research milestone pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667. Based on research advancement, a third tranche in the amount of $667 was paid by Lion to FIU in February 2021. In February 2022 a fourth tranche of $500 was paid by Lion to FIU. Lion has provided aggregate research funding in the amount of $2.88 million to FIU as of February 28, 2022.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery. A second patent related to this was issued in December 2020 and a third was issued in June 2021. Further patents are currently applied for. Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted. Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats. Lion pays a fee of $3 per month to the Company for general and administrative services.

5.           SPROTT LOAN

On August 15, 2019, the Company announced it had entered a senior secured credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced the Company $20.0 million in principal (the "Sprott Facility"). The loan was immediately drawn and was originally scheduled to mature on August 14, 2021. Principal amounts of the Sprott Facility outstanding were charged interest at a rate of 11% per annum, compounded monthly. In August 2021 the Company elected to exercise an option to extend the maturity date of $10.0 million in principal by one year. At August 31, 2021, the nominal principal balance outstanding was $9.4 million which was repaid in the current six month period, bringing the nominal principal balance due as of February 28, 2022 to $Nil. Scheduled interest payments were made monthly with interest of $293 having been paid to Sprott during the six-month period ended February 28, 2022 (February 28, 2021 - $964).

The Company maintained minimum working capital and cash balance requirements under the Sprott Facility throughout the period. The Company's pledge of its South African assets as security against the Sprott Facility has been fully released.

Effective interest of $378 was recognized during the period ended February 28, 2022 (February 28, 2021 - $1,093). Upon early repayment of the debt, a loss of $264 was recognized in the current period, (February 28, 2021 - $300).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022 (the "Convertible Notes"). The Convertible Notes bore interest at a rate of 6 7/8% per annum, payable semi-annually in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares.

On January 20, 2022, the Company announced the purchase and cancellation, on a private placement basis, of $19.99 million of the Convertible Notes. The principal outstanding balance of these Convertible Notes was repaid through the issuance of 11,793,509 common shares, at a price of US$1.695 per share. The Company purchased $11.99 million of the Convertible Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments on February 10, 2022.

The Convertible Notes contained multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.38 million (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.38 million and transaction costs relating to the Convertible Notes of $1.05 million resulting in an opening balance of $13.57 million. The Convertible Notes were measured at amortized cost and were to be accreted to maturity over the term using the effective interest method. As the Convertible Notes were repaid before maturity a gain on the repayment of $160 was recognized in the current six-month period.

On January 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On July 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2022, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

In February 2022, the Company paid $0.139 million in cash for remaining interest payable on the outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2020	$17,212
Interest payment	(1,374)
Accretion and interest incurred during the year	2,930
Gain on embedded derivatives during the year ended August 31, 2021	(52)
Convertible Note balance August 31, 2021	$18,716
Accretion and interest incurred during the period	1,275
Interest paid during the period	(826)
Legal fees relating to the Convertible Notes incurred during period	(64)
Principal repaid in shares ($19.99 million principal)	(18,941)
Gain on repayment of the Convertible Notes	(160)
Convertible Note balance February 28, 2022	$-

7.           SHARE CAPITAL

(a)          Authorized

Unlimited common shares without par value.

(b)          Issued and outstanding

At February 28, 2022, the Company had 96,236,340 common shares outstanding including 39,963 shares sold for the net proceeds of $78 on or before February 28, 2022 and issued March 1 and 2, 2022 pursuant to an at-the-market offering ATM Offering governed by the terms of an equity distribution agreement with BMO Capital Markets.

Fiscal 2022

On February 5, 2021, the Company entered into the ATM Offering. During the six month period ended February 28, 2022, the Company sold an aggregate of 5,457,534 shares pursuant to the 2021 ATM at an average price of US$2.53 for gross proceeds of $13,793.  During the three month period ended February 28, 2022 the Company sold 889,744 shares at an average price of US$2.03 for gross proceeds of $1,807.  Subsequent to the end of the period, to April 14, 2022 the Company has issued a further 2,447,718 shares pursuant to the ATM Offering at an average price of US$2.38 for gross proceeds of $5.8 million.

On February 4 and 10, 2022, the Company issued 7,073,746 and 4,719,763 shares respectively at a price of US$1.695 each in connection with the repayment of the Convertible Notes (See Note 6 for further details).

On February 11, 2022, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 3,539,823 common shares at a price of US$1.695 each for gross proceeds of $6 million maintaining HCI's ownership in the Company at approximately 26% at that time.

Fiscal 2021

As of August 31, 2021, the Company had sold an aggregate of 2,502,790 shares pursuant to the ATM Offering at an average price of US$4.38 per share for gross proceeds of $10,951. Total fees and expenses of $701 were incurred during the fiscal year ending August 31, 2021 in relation to the ATM Offering.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On December 8, 2020, the Company closed a non-brokered private placement with HCI for 1,121,076 common shares at a price of US$2.23 each for gross proceeds of $2,500 maintaining HCI's ownership in the Company at approximately 31% at that time.

On November 30, 2020, the Company completed the sale of common shares pursuant to an at-the-market offering (the "2020 ATM"). Final sales were settled, and the 2020 ATM completed, on December 2, 2020. An aggregate of 5,440,186 common shares were sold at an average price of US$2.21 per share for gross proceeds of $12.0 million. Total fees and expenses of $592 were incurred.

On October 15, 2020, the Company closed a non-brokered private placement for 1,146,790 common shares at a price of US$2.18 per share for gross proceeds of $2.5 million. All shares were subscribed for by Deepkloof, maintaining HCI's ownership in the Company at approximately 31% at that time.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the stock option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Stock options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2020	3,182,500	$2.20
Granted	1,596,500	$6.41
Forfeited	(126,936)	$2.27
Exercised	(843,543)	$2.21
Options outstanding at August 31, 2021	3,808,521	$3.96
Granted	1,273,000	$2.36
Expired	(634,350)	$4.48
Exercised	(10,000)	$2.61
Options outstanding at February 28, 2022	4,437,171	$3.43

Number Outstanding at February 28, 2022	Number Exercisable at February 28, 2022	Exercise Price in CAD	Average Remaining Contractual Life (Years)
1,164,167	499,167	$6.58	3.80
99,000	-	$3.90	4.45
42,000	-	$3.40	4.56
916,836	562,767	$2.61	2.11
21,000	-	$2.52	5.00
1,210,000	-	$2.32	4.80
984,168	635,334	$1.81	2.76
4,437,171	1,697,268		3.38

During the six month period ended February 28, 2022 the Company granted 1,273,000 stock options, which will vest in three tranches on the first, second and third anniversary of their respective grants.

During the year ended August 31, 2021, the Company granted 1,596,500 stock options. The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the six month period ended February 28, 2022, the Company recorded $1,305 of stock compensation expense (February 28, 2021 - $1,036), of which $1,199 was expensed (February 28, 2021 - $947) and $106 was capitalized to mineral properties (February 28, 2021 - $89).

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

(d)          Deferred Share Units

The Company has established a DSU plan for non-executive directors. Each DSU has the same value as one Company common share. DSU's must be retained until the director leaves the Board of Directors, at which time the DSU's are issued.

During the six month period ended February 28, 2022, a recovery of $176 was recorded in relation to outstanding DSUs (February 28, 2021 - $498), with a net recovery of $255 recorded as share-based compensation (February 28, 2021 - $424) and $79 recorded as director fees (February 28, 2021 - $75). During the six month period ended February 28, 2022, DSUs were revalued and a $269 recovery was recorded to reflect their decreased value due to the Company's share price depreciation. At February 28, 2022, a total of 546,643 DSUs were issued and outstanding, of which 427,684 DSUs had vested.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company. Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award. RSUs vest over a three-year period.

During the period ended February 28, 2022, a stock compensation expense of $381 was recorded (February 28, 2021 - $268) of which $340 expensed (February 28, 2021 - $237) and $41 was capitalized (February 28, 2021 - $31). During the period, 164,348 RSUs were settled. At February 28, 2022, 503,430 RSUs were issued and outstanding, with 51,127 of these RSUs being vested.

8. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties. Transactions with related parties are as follows:

(a) During the period ended February 28, 2022, $133 (February 28, 2021 - $124) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended February 28, 2022, the Company paid or accrued payments of $28 (February 28, 2021 - $28) from West Vault Mining Inc., for accounting and administrative services. The Company and West Vault Mining have one officer in common.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement. Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. HCI has exercised its right to nominate one person to the board of directors. During the period the Company closed a non-brokered private placement of 3,539,823 common shares at a price of US$1.695 per share for gross proceeds of $6 million maintaining HCI's ownership in the Company at approximately 26% at the time of the financing. At February 28, 2022, HCI's ownership of the Company was reported at 24,837,349 common shares, representing a 25.81% interest in the Company.

(d) During the six month period ended February 28, 2022, the Company purchased and cancelled, on a private placement basis, the outstanding principal balance of $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments.

9. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $247 to February 2024.

From period end the Company's aggregate commitments are as follows:

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)
Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$101	$92	$-	$-	$193
Environmental Bonds	39	78	78	-	195
Totals	$140	$170	$78	$-	$388

Africa Wide Legal Action

In April 2018, the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats"). Maseve owned and operated the Maseve Mine. In September 2018, the Company reported receipt of a summons whereby by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction. Africa Wide is seeking to set aside the Maseve Sale Transaction. RBPlats and the Company consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and regarding the Africa Wide legal proceedings. Various statements and discovery documents were filed during calendar 2021 and a trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021. Final legal argument was heard by the High Court on March 1 and 2, 2022 and a ruling is expected in mid calendar 2022.

10. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	February 28, 2022	February 28, 2021

Amounts receivable, prepaid expenses and other assets	$(119)	$(124)
Payment of bank advisory fees	-	(2,890)
Accounts payable and other liabilities	(344)	76
	$(463)	$(2,938)

During the period, the Company issued 11,793,509 common shares in connection with the repayment of the principal amount of $19.99 million owed on the Convertible Notes.  Other than interest owed, no cash was exchanged between the Company and noteholders.

11. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa. The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At February 28, 2022	Assets	Liabilities

Canada	$10,549	$1,699
South Africa	43,310	449
	$53,859	$2,148

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)
At August 31, 2021	Assets	Liabilities

Canada	$7,038	$29,625
South Africa	44,161	2,101
	$51,199	$31,726

Comprehensive Loss (Income) for the period ended	February 28, 2022	February 28, 2021

Canada	$6,648	$7,974
South Africa	1,698	(4,746)
	$8,346	$3,228